March 27, 2013

United States Securities and Exchange Commission
Washington DC
Attn: Scott Anderegg

 Dear Mr. Anderegg:

RE: Great China Mania

We are counsel to Asian Trends Media Holdings, Inc. (the "Company"). Per our discussion, and per your request, we have made changes to the Company's PRE 14C based on your verbal comments. We are filing the amended PRE 14C herewith in redline form. Please review and let me know if you have any additional changes or questions. Per our discussion, I have consulted a shareholder list and can confirm that there are 39 shareholders of record in the Company.

Sincerely,
Callie T. Jones
VINCENT & REES, L.C.